SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
(Amendment No. 1)
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
EAGLE MATERIALS INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	75-2520779 (I.R.S. Employer Identification No.)

3811 Turtle Creek Blvd, Suite 1100 Dallas, Texas (Address of principal executive offices)	75219 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Series A Preferred Stock Purchase Rights	New York Stock Exchange
     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
     Securities Act registration statement file number to which this form relates:                     .
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Explanatory Note
          On December 19, 2003 (the “Rights Dividend Declaration Date”), the Board of Directors (the “Board”) of Eagle Materials Inc., a Delaware corporation (“Eagle”), declared a dividend of (i) one Series A Preferred Stock purchase right (a “Class A Right”) for each outstanding share of Common Stock, par value $.01 per share (the “Original Common Stock”), of Eagle and (ii) one Series B Preferred Stock purchase right (a “Class B Right”) for each outstanding share of Class B Common Stock, par value $.01 per share (the “Class B Common Stock”), of Eagle, payable to holders of record as of the close of business on February 6, 2004. On February 2, 2004, Eagle and Mellon Investors Services LLC, rights agent (the “Rights Agent”), entered into a Rights Agreement (the “Original Rights Agreement”) setting forth the terms and provisions governing the Class A Rights and the Class B Rights.
          On February 24, 2006, Eagle effected a three-for-one stock split in the form of a 200% stock dividend with respect to shares of its Original Common Stock and Class B Common Stock, and as a result of such stock split, each Class A Right and Class B Right was adjusted pursuant to Section 11(p) of the Original Rights Agreement so that one-third of a Class A Right was associated with each share of Original Common Stock and one-third of a Class B Right was associated with each share of Class B Common Stock.
          On April 11, 2006, Eagle filed a Restated Certificate of Incorporation with the Secretary of State of the State of Delaware pursuant to which the Original Common Stock and the Class B Common Stock were reclassified into a single class of common stock, par value $.01 per share (the “Common Stock”), on a one-for-one basis (the “Reclassification”). In connection with the Reclassification, the Company and the Rights Agent entered into an agreement (the “Rights Agreement”) which amends and restates the Original Rights Agreement in its entirety. The amendments reflected in the Rights Agreement are intended solely to effect changes required in connection with the Reclassification and do not otherwise alter or affect any of the terms applicable to the preferred stock purchase rights. Among other things, these changes involve (i) the elimination of the Class B rights formerly attached to Class B Common Stock and (ii) changes to the Class A Rights (as amended, the “Rights”) to reflect that they attach to all shares of Common Stock.
          Eagle hereby amends and restates in its entirety the Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “Commission”) on February 4, 2004 relating to Rights to reflect the Reclassification.
          Item 1. Description of Registrant’s Securities to be Registered.
          Set forth below is an description of the terms applicable to the preferred stock purchase rights under the Rights Agreement.

          Number of Rights; Separation and Distribution; Exercisablility. Initially, one-third of a Right will be associated with each share of Common Stock, subject to adjustment as described below. The Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock upon the earlier of:
•	ten (10) business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of shares of Common Stock representing in the aggregate 15% or more of the total number of votes entitled to be cast generally by the holders of Common Stock then outstanding, voting together as a class; or

•	ten (10) business days (or some later date as determined by the Board) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning shares of Common Stock representing in the aggregate 15% or more of the total number of votes entitled to be cast generally by the holders of Common Stock then outstanding, voting together as a class.
          The date the Rights separate from the Common Stock is referred to as the “Distribution Date.”
          Until the Distribution Date, (i) the Rights will be evidenced by and transferred with and only with the Common Stock certificates, (ii) new Common Stock certificates issued after February 6, 2004 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by those certificates. Pursuant to the Rights Agreement, Eagle reserves the right to require prior to the occurrence of a Triggering Event (as hereinafter defined) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.
          The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 7, 2014, unless earlier redeemed by Eagle as described below.
          As soon as practicable after the Distribution Date, separate Rights certificates will be mailed to the holders of record of Common Stock and, after that, the separate Rights certificates will represent the Rights. Except in connection with shares of Common Stock issued or sold pursuant to the exercise of stock options under any employee plan or arrangements, or upon the exercise, conversion or exchange of securities issued by Eagle in the future, or as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

          Flip-in Events. Each holder of a Right (other than the Acquiring Person (as such term is defined in the Rights Agreement) and any associate or affiliate thereof) will have the right to receive, upon exercise, Common Stock (or, in some circumstances, cash, property or other securities of Eagle) having a value equal to two times the purchase price of the Right if:
•	any person acquires beneficial ownership of shares of Common Stock representing, in the aggregate, 15% or more of the total number of votes entitled to be cast generally by the holders of Common Stock then outstanding, voting together as a class (except pursuant to specified exceptions, including an offer made for all outstanding shares of Common Stock at a price and upon terms and conditions that the Board determines to be in the best interests of Eagle and its stockholders);

•	Eagle is the surviving corporation in a merger with an Acquiring Person and the Common Stock is neither changed nor exchanged; or

•	during the time that there is an Acquiring Person, an event occurs that results in increasing the Acquiring Person’s total number of votes entitled to be cast generally by the holders of Common Stock then outstanding, voting together as a class, by more than 1%.
          Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all Rights that are, or (under some circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The events described in this paragraph are referred to as “Flip-in Events.”
          For example, at a purchase price of $140.00 per Right, each Right not owned by an Acquiring Person (or by some related parties or transferees) following an event set forth in the preceding paragraph would entitle its holder to purchase $280.00 worth of Common Stock (or other consideration, as noted above) for $140.00.
          Flip-over events. At any time following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire beneficial ownership of shares of Common Stock representing, in the aggregate, 15% or more of the total number of votes entitled to be cast generally by the holders of Common Stock then outstanding, voting together as a class, each holder of a Right (except Rights which previously have been voided as set forth above) will have the right to receive, upon exercise, common stock of an acquiring company having a value equal to two times the purchase price of the Right, as the case may be, if any of the following occur:
•	Eagle enters into a merger in which Eagle is not the surviving corporation;

•	Eagle is the surviving corporation in a merger pursuant to which all or part of the outstanding shares of the Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property; or

•	more than 50% of the combined assets, cash flow or earning power of Eagle and its subsidiaries is sold or transferred (in each case other than some consolidations with, mergers with and into, or sales of assets, cash flow or earning power by or to subsidiaries of Eagle as specified in the Rights Agreement).
          The events described in this paragraph are referred to as “Flip-over Events.” Flip-in events and Flip-over events are referred to collectively as “Triggering Events.”
          Anti-dilution Adjustments; Fractional Shares. The applicable purchase price payable, the number of shares of Series A Preferred Stock or other securities or property issuable upon the exercise of the Rights, and the number of Rights associated with each share of Common Stock are subject to adjustment from time to time to prevent dilution:
•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, Series A Preferred Stock;

•	if the holders of Series A Preferred Stock are granted rights, options or warrants to subscribe for Series A Preferred Stock or securities convertible into Series A Preferred Stock at less than the current market price of Series A Preferred Stock; or

•	upon the distribution to holders of Series A Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Series A Preferred Stock) or subscription rights or warrants (other than those referred to in the bullet point immediately above).
          The number of Rights associated with each share of Common Stock are also subject to adjustment in the event of a stock dividend on, or a subdivision or combination of the Common Stock.
          With some exceptions, no adjustment in the purchase price relating to Right will be required until cumulative adjustments amount to at least one percent (1%) of the purchase price relating to the Right.
          No fractional shares of Series A Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-thousandth (1/1,000) of a share of Series A Preferred Stock) and, in lieu of the issuance of fractional shares, Eagle may make an adjustment in cash based on the market price of the Series A Preferred Stock on the trading date immediately prior to the date of exercise.

          Dividend, Liquidation and Redemption Rights of the Series A Preferred Stock. Each share of Series A Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment equal to the greater of $0.001 per share and an aggregate amount of 1,000 times the dividend declared per share of Common Stock (other than stock dividends payable in Common Stock). Upon liquidation, the holders of Series A Preferred Stock will be entitled to the greater of (1) a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends) and (2) an aggregate payment equal to 1,000 times the payment to be made per share of Common Stock. Each share of Series A Preferred Stock will have 1,000 times the number of votes each share of the Common Stock has on matters it is entitled to vote on, which will be voted together with the Common Stock. Upon any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions, which apply to certain events occurring from and after the Rights Declaration Date.
          At any time, or from time to time, the Board may redeem the outstanding shares of Series A Preferred Stock, in whole but not in part, at a cash price per share equal to one hundred five percent (105%) of (i) 1,000 (subject to adjustment) times the average market value of the Common Stock plus (ii) all accrued and unpaid dividends of the Series A Preferred Stock as of the redemption date.
          Because of the nature of the dividend, liquidation and voting rights of the Series A Preferred Stock, the value of the one one-thousandth interest in a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock (subject to adjustment).
          Exchange of the Rights. At any time after the occurrence of a Flip-in Event and prior to the acquisition by a person or group of shares of Common Stock representing, in the aggregate, 50% or more of the total number of votes entitled to be cast generally by the holders of Common Stock then outstanding, voting together as a class, the Board may, without payment of the purchase price by the holder, exchange Rights, in whole or in part, such that one Right (other than the Rights owned by the Acquiring Person or group, which will become void) for one-half the number of shares of Common Stock, one one-thousandths of a share of Series A Preferred Stock or shares or other units of other property for which a Right is exercisable immediately prior to the time of the action of the Board to exchange the Rights.
          Redemption of the Rights. At any time until a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire beneficial ownership of shares of Common Stock representing, in the aggregate, 15% or more of the total number of votes entitled to be cast generally by the holders of Common Stock then outstanding, voting together as a class, Eagle may redeem all, but not less than all, of the Rights at a price of $0.001 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board and subject to adjustment).
          Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of the Rights will be to receive the $0.001 redemption price.
          No Rights as Stockholder. Until a Right is exercised, the holder will have no rights as a stockholder of Eagle, including, without limitation, the right to vote or to receive dividends.
          Amendment of the Rights Agreement. Subject to certain exceptions, any of the provisions of the Rights Agreement may be amended by the Board at any time during the period in which the Rights are redeemable. At any time when the Rights are no longer redeemable, the provisions of the Rights Agreement may be amended by the Board only if the amendment does not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person) or cause the Rights to become redeemable again.
          Periodic Review. The Board will appoint a committee (the “TIDE Committee”) that is comprised of at least three (3) directors of Eagle who are not officers, employees or affiliates of Eagle, to review and evaluate the Rights Agreement, at least every three (3) years or sooner if any person shall become an Acquiring Person, in order to consider whether the maintenance of the Rights Agreement continues to be in the best interests of Eagle and its stockholders. Following each such review, the TIDE Committee will communicate its conclusions to the full Board, including any recommendation as to whether the Rights Agreement should be modified or the Rights should be redeemed.
          Certain Anti-takeover Effects. The Rights are designed to protect and maximize the value of the outstanding Common Stock of Eagle in the event of an unsolicited attempt by an acquirer to take over Eagle, in a manner or on terms not approved by the Board. Takeover attempts frequently include coercive tactics to deprive the Board and its stockholders of a full opportunity to evaluate an offer in light of the long term prospects of Eagle. The Rights were declared by the Board in order to deter such tactics.
          The Rights are not intended to prevent all takeovers of Eagle and will not do so. Since, subject to the restrictions described above, Eagle may redeem the Rights prior to the Distribution Date, the Rights should not interfere with any merger or business combination approved by the Board.
          The Rights may have the effect of rendering more difficult or discouraging an acquisition of Eagle deemed undesirable by the Board. The Rights may cause substantial dilution to a person or group that attempts to acquire Eagle on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.
          The foregoing description of the Rights Agreement is qualified in its entirety by reference to the full text of the Rights Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.
Item 2. Exhibits.
1.	Amended and Restated Rights Agreement, dated as of April 11, 2006 between Eagle Materials Inc. and Mellon Investor Services LLC, as Rights Agent, which includes the Form of Certificate of Designation of Series A Preferred Stock as Exhibit A and the Form of Right Certificate as Exhibit B.

SIGNATURE
          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

EAGLE MATERIALS INC.

Date: April 11, 2006	By:	Arthur R. Zunker, Jr.

Arthur R. Zunker, Jr.
Senior Vice President —
Finance and Treasurer